Filed Pursuant to Rule 424(b)(3)

Registration File Number: 333-42296

May 15, 2006

To Our Shareholders:

Re: Description of the Dividend Reinvestment Plan

The Dividend Reinvestment Plan of UGI Corporation provides you with a simple and convenient method to purchase shares of UGl’s common stock, without the payment of any brokerage commissions or service charges. This Plan gives you the opportunity to increase your equity investment in UGI by using your dividends to purchase common stock. The Plan provides for the issuance of up to 475,327 shares of common stock. Mellon Investor Services is the agent for the Plan. Holders of shares of common stock are entitled to participate in the Plan.

The features of the Plan are outlined below:

1.	Reinvestment of Dividends; Price. You may use all or any part of the dividends you are entitled to receive on common stock to purchase shares of common stock. The price paid for common stock purchased for you with reinvested dividends will be equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day before the new shares are purchased For you. See “Operation of the Plan” and “Purchase Price for Shares” below.

2.	Additional Purchase for Cash; Price. You may also purchase more shares of common stock by sending Mellon up to $3,000 per calendar quarter. Shares purchased with the additional cash will be purchased at the same purchase price described in paragraph 1. See “Cash Investment Option” and “Purchase Price for Shares” below.

3.	Payroll Deduction for Employees. Employees who join the Plan may have their additional cash payments deducted from their salary through payroll deductions. See “Cash Investment Option” below.

4.	No Commissions or Other Expenses. You will pay no brokerage commissions or other expenses when you purchase shares with reinvested dividends or additional cash. UGI will pay all of these fees and expenses under the Plan. See “Cost to Participants” below.

5.	Custodial Service. You may deposit your certificates for shares purchased outside of the Plan in your account with Mellon for safekeeping at minimal cost to you. See “Certificates for Shares” below.

6.	Federal Taxes on Dividends. Under federal tax law, you will have to pay federal income tax on reinvested dividends even though you do not actually receive them. See “Tax Aspects” below.

This Prospectus contains more detailed information about the Plan; please review the entire Prospectus carefully before deciding what to do.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PLAN OR THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AVAILABLE INFORMATION

UGI files reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. Such reports, proxy statements and other information are available over the Internet at the SEC’s web site at http://www.sec.gov. You can also read and copy any document filed with the SEC at the public reference facilities of the SEC, Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800 SEC-0330 for further information about the operation of the Public Reference Room. The common stock is listed on the New York and Philadelphia stock exchanges, and reports, proxy statements and other information concerning UGI can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the SEC by UGI (File No. 1-11071) are incorporated by reference into this Prospectus:

1.	UGI’s Annual Report on Form 10-K for the year ended September 30, 2005.

2.	UGI’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2005 and March 31, 2006.

3.	UGI’s Current Reports on Form 8-K dated December 6, 2005, December 7, 2005, and January 26, 2006.

4.

The description of UGI’s common stock contained in UGI’s Registration Statement under the Exchange Act on Form 8-B, dated March 23, 1992, as amended by Amendment No. 1 to Form 8-B, dated April 10, 1992, and on Form 8-A, dated June 24, 1996, and any amendments or reports filed after the date hereof for the purpose of updating such description.

All documents filed by UGI with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in and shall be a part of this Prospectus from the date of filing of such documents.

The information incorporated by reference is considered to be part of this Prospectus and later information filed with the SEC will modify or supersede this information. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

You may request (at no cost), a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents, by writing or calling the Treasurer at UGI Corporation, P.O. Box 858, Valley Forge, Pennsylvania 19482, (610) 337-1000.

You should rely only on the information contained in or incorporated by reference into this Prospectus. UGI has not authorized anyone to provide you with different information. You should not assume that the information in the Prospectus is accurate as of any date other than the date of this Prospectus.

THE COMPANY

UGI is a holding company that distributes and markets energy products and related services through subsidiaries and joint venture affiliates. Through its subsidiaries, UGI is a national and international distributor of propane and butane; a provider of natural gas and electric service through regulated local distribution utilities located in Pennsylvania; a generator of electricity through ownership interests in electric generation facilities; a regional marketer of energy commodities in the eastern United States; and a provider of heating and cooling services in the Mid-Atlantic region.

UGI was incorporated in Pennsylvania in 1991 as the successor to a business initially founded in 1882. Its executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Its telephone number is (610) 337-1000.

DESCRIPTION OF THE PLAN

The following question and answer format briefly explains the Plan.

Purpose

What is the purpose of the Plan?

The Plan offers shareholders of UGI the opportunity to purchase additional shares of common stock periodically without payment of commissions or other expenses.

Operation of the Plan

How does the Plan work?

Shareholders who enroll in the Plan can increase their ownership of UGI common stock through the automatic reinvestment of dividends received on UGI common stock. Participants in the Plan may elect to reinvest the dividends on some or all of the shares of stock owned by them, including those subsequently purchased through the Plan. The price for common stock purchased with reinvested dividends will be equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day before the date on which dividends are reinvested, as described below under the heading “Reinvestment Date.” In addition to reinvesting dividends, participants may purchase additional shares by sending up to $3,000 per calendar quarter to Mellon Investor Services, P.O. Box 3338, South Hackensack, New Jersey 07606, the agent for the Plan. See “Cash Investment Option.”

No commissions or fees of any kind are charged to a participant for the purchase of additional shares by cash contribution or by reinvestment of dividends or for the administration of the participant’s account (although charges may be incurred by a participant upon withdrawal from the Plan and as otherwise described below). Dividends to be reinvested and cash contributions are fully invested because the Plan permits fractions of additional shares as well as full additional shares to be credited to a participant’s account. Additional full and fractional shares of common stock credited to a participant’s account will automatically become participating shares in the Plan. Quarterly account statements are provided to each participant, and each participant who makes an optional cash contribution will receive an account statement for the month in which an optional cash contribution is invested.

Administration

Who administers the Plan?

Mellon Investor Services, the Agent for the Plan, administers the Plan and also provides recordkeeping and certain other services for the Plan.

Mellon will forward annual reports, proxy statements and copies of correspondence sent by UGI to all other shareholders, and will answer shareholder inquiries in connection with the Plan. All inquiries should be directed by mail to Mellon Investor Services, P.O. Box 3338, South Hackensack, New Jersey 07606, or by telephone to (800) 850-1774.

How are participating shares voted?

Mellon will vote full and fractional additional shares of common stock in the Plan in accordance with instructions received from participants. In the absence of instructions, Mellon will not vote the participating shares.

Enrollment

How does a shareholder become a participant?

A shareholder may join the Plan at any time by completing an authorization form and returning it to Mellon in the postage paid envelope provided for this purpose. This form may be obtained from Mellon at any time upon request. Enrollment in the Plan can be made only through the execution of an authorization form. By written request to Mellon, a participant may elect to receive a dividend check in lieu of having dividends reinvested for quarters which are specified in such written notice.

If the authorization form is received by Mellon prior to the record date for a particular dividend payment date, which is typically approximately 15 days before that dividend payment date, dividend reinvestment will commence with that dividend when it is payable. Optional cash payments to purchase additional shares of common stock under the Plan may not be made until after the participant’s initial dividend reinvestment.

What if UGI common stock is held in a nominee registration?

A beneficial owner of UGI common stock whose shares are registered in a nominee name (such as in the name of a bank or a broker) must have those shares reregistered in the name of the owner before such shares can participate in the Plan unless such bank or broker participates directly in the Plan or through the Depository Trust Company or Midwest Securities Trust Company for its beneficial owners.

Can a participant change participation in the Plan?

A participant may change the purchase instructions at any time by executing a new authorization form and returning it to Mellon.

Reinvestment Date

When does UGI pay dividends?

The dividend payment dates for UGI common stock are currently the first days of January, April, July and October. Thus, the date the dividends are reinvested will be the first day of January, April, July and October.

Cash Investment Option

How are optional payments made?

In addition to the dividend reinvestment, a participant may elect to make cash contributions. In general, a participant has the option to invest a minimum of $25 and a maximum of $3,000 cash per calendar quarter in additional shares of common stock on the first business day of any month. The cash investment option is available to a participant only after the participant’s initial dividend reinvestment under the Plan. A participant can make cash contributions by using the detachable portion of the participant’s statement of account and mailing it to Mellon along with a check or money order in the amount of the cash contribution. Other arrangements can be made if approved by UGI. In any case, a participant may request the return of an optional cash investment at any time prior to investment, without withdrawing from the Plan, by written notice received by Mellon at least two business days prior to the date on which such optional cash contribution is to be used to purchase any additional shares of common stock.

How may an employee participate through payroll deduction?

Employees of UGI and its subsidiaries may also participate through a payroll deduction option. An employee may join the Plan at any time by completing an authorization form and a payroll deduction form and returning them to UGI. By completing the payroll deduction form employees will authorize UGI to withhold a specified amount from their compensation in each pay period which may not exceed a maximum of $3,000 cash per calendar quarter, and apply that amount to the purchase of shares for the account of the employee on the first business day of the immediately following month at a purchase price equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day in the month in which such amounts are withheld. The payroll deduction form will permit such authorization to continue for an indefinite period of time until the amount of the payroll deduction is revised, changed or terminated by written notice to UGI. Such notice of a revision, change or termination by an employee will become effective as soon as practicable after an employee’s request is received by UGI. The minimum weekly payroll deduction is $1.

Purchase Price for Shares

At what price are shares purchased with reinvested dividends or optional cash contributions?

On the date that dividends are reinvested, UGI will pay to Mellon the total amount of dividends on all full and fractional participating shares. These funds will be used to purchase additional shares of UGI common stock from

UGI at a price equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day in the month immediately preceding the month during which the dividends are reinvested.

Any money held For a participant under the cash investment option described above will be used to purchase additional shares on the first business day of the month immediately following the month in which such participant’s optional cash contribution is received. These funds will be used to purchase additional shares at a price equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day in the month in which the cash payment is received by Mellon. However, if the cash payment is received fewer than two business days prior to such purchase date, the optional cash contribution will be used to purchase shares on the first business day of the month immediately following the month in which such purchase date falls at a price equal to the average of the high and low sales prices of the common stock on the New York Stock Exchange (Composite Transactions) on the last trading day in the month immediately following the month in which such optional cash contribution is received.

All additional shares purchased and held under the Plan will automatically become participating shares in the Plan. Each participant’s account will be credited as of the applicable purchase date with the number of full and fractional shares equal to the amount to be invested divided by the applicable purchase price.

Certificates for Shares

Where are the shares purchased under the Plan held?

The additional shares will be issued and held in the name of Mellon or its nominee until the participant withdraws from the Plan or until the participant gives Mellon written instructions to deliver certificates for full additional shares of common stock held under the Plan. A participant may obtain certificates for any number of full additional shares at no charge and still remain in the Plan. Dividends on participating shares, including any fractional shares, will be reinvested as long as the participant remains in the Plan.

Can shares be withdrawn from the Plan?

A participant who wishes to remain enrolled in the Plan, but wishes to withdraw a portion of the participant’s additional shares owned may do so by submitting instructions on the detachable portion of the statement of account. If a participant dies, Mellon will follow the instructions of the decedent’s personal representative upon submission of appropriate proof of such representative’s authority.

SafeKeeping.

Shares of UGI Corporation common stock that you buy under the Plan will be maintained in your Program account in non-certificated form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

If you own UGI Corporation common stock in certificate form, you may deposit your certificates for those shares free of charge with the Administrator. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package that you mail to its address at 480 Washington Blvd., Jersey City, NJ 07310 by USPS registered mail or by any of the following overnight couriers: Airborne, DHL, Emery, ExpressMail, FedEx, Purolator, TNT and UPS.

Note: Mail loss insurance covers only the replacement of shares of stock and in no way protects any loss resulting from fluctuations in the value of such shares

Can additional shares be pledged?

Shares of common stock purchased under the Plan and held by Mellon may not be pledged. Any participant who wishes to pledge such shares must request that certificates be issued in the name of the registered owner for that purpose.

Reports to Participants

What reports do participants receive?

Each participant will receive a statement of account approximately fifteen days after each date on which dividends are reinvested showing the total dividends received on participating shares, the number of full and fractional additional shares purchased for the quarter and the total number of shares held in the account.

Monthly statements are issued to reflect cash contributions, including payroll deductions and the number of full and fractional additional shares purchased with those cash contributions. The statements should be retained for tax purposes.

Termination of Participation

How does a participant terminate participation?

A participant may withdraw from the Plan by providing Mellon with written instructions to that effect. A participant should use the detachable portion of the statement of account for this purpose and send it to Mellon Investor Services, P.O. Box 3338, South Hackensack, New Jersey 07606. Upon withdrawal from the Plan, a participant may elect to have (i) a certificate representing full shares of common stock held in the Plan for such participant issued in the participant’s name, (ii) the shares of common stock held in the Plan for such participant sold or (iii) a combination of the foregoing.

A participant’s notice of withdrawal will be processed promptly after receipt thereof unless the notice is received fewer than five business days prior to a record date for a particular dividend, in which case such notice of withdrawal will be processed promptly after the dividend payment date immediately following such record date. Accordingly, if a participant notifies Mellon less than five business days prior to a record date of such participant’s election to withdraw from the Plan and such participant elects to sell all or a portion of the shares of common stock held in the Plan for such participant as a means of withdrawal, the request will not be processed and the shares will not be sold until after the immediately following dividend payment date passes.

Upon withdrawal from the Plan, all fractional shares will be converted into cash and any cash submitted under the cash option, which has not been invested, will be returned to the participant. Sale proceeds will be remitted to a participant net of all brokerage fees and expenses.

Sale of Shares

How does a participant arrange for sale of shares in the Plan?

A participant may sell any portion of the shares of common stock (but not all of such shares) held in the Plan for such participant at any time by providing Mellon with written instructions to that effect. A participant should use the detachable portion of the statement of account for this purpose and send it to Mellon Investor Services, P.O. Box 3338, South Hackensack, New Jersey 07606. See “Termination of Participation” for sales of all shares held in the Plan.

Full shares and fractional shares will be sold within ten business days after receipt of notice at the market price of the common stock on the New York Stock Exchange, such price being obtained at the time of sale on the date on which such shares are actually sold. Sale proceeds will be remitted to participants net of all brokerage fees and expenses.

Tax Aspects

What are the tax consequences of participating in the Plan?

Cash dividends, if any, reinvested under the Plan will be taxable for U.S. federal income tax purposes as having been received by you even though you have not actually received them in cash. The total amount of dividends, if any, paid to you during a calendar year, whether or not they are reinvested, will be reported to you and the U.S. Internal Revenue Service shortly after the close of each year.

Participants will not realize any taxable income when they receive certificates for full shares credited to their account whether upon their request for such certificates or upon withdrawal from or termination of the Plan. However, participants may realize capital gains or losses when full shares acquired under the Plan are sold. Upon withdrawal from or termination of the Plan, participants may also realize capital gain or loss when they receive a cash payment for a fractional share credited to their accounts.

Cost to Participants

Is the Plan entirely cost free to a participant?

There will be no expense to participants arising out of participation in the Plan because UGI will absorb all expenses and fees in connection with the purchase of additional shares of common stock under the Plan. However, a participant will incur brokerage charges if the shares of common stock held in the Plan are sold. In addition, a participant will incur certain charges if the participant makes use of the custodial services offered by Mellon.

Plan Changes and Termination

Can the Plan be changed or terminated?

UGI reserves the right to suspend, modify or terminate the Plan at any time. Any such suspension, modification or termination will be announced to all shareholders. No shares issued under the Plan will revert to UGI upon termination of the Plan under any circumstances. The Plan does not affect the dividend policy of UGI or represent a guarantee of future dividends, which will continue to depend upon the earnings and financial condition of, and other relevant factors affecting, UGI and its subsidiaries.

USE OF PROCEEDS

The purpose of the issuance and sale of the common stock is to provide UGl’s subsidiaries with funds to be used for the investment in, or the reduction of debts incurred by the subsidiaries for the acquisition of, assets required to maintain or grow the subsidiaries’ businesses.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the UGI Corporation Annual Report on Form 10-K for the year ended September 30, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

The legality of the shares of common stock offered by this Prospectus has been passed upon for UGI by Morgan, Lewis & Bockius LLP.

INDEMNIFICATION

Section 1743 of the Pennsylvania Business Corporation Law of 1988 provides for the indemnification of directors and officers of corporations organized thereunder in certain circumstances. In addition, Sections 1741 and 1742 of the BCL grant to each such corporation the power to indemnify its directors and officers against liability for certain of their acts.

UGl’s (Second) Amended and Restated Articles of Incorporation and Bylaws, as amended to date, provide for indemnification of directors and officers of UGI to the fullest extent permitted by the law of the Commonwealth of Pennsylvania. UGI also maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, under which UGI may recover indemnification payments made to its directors and officers for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling UGI pursuant to the foregoing provisions, UGI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PROSPECTUS

DIVIDEND

REINVESTMENT

PLAN

Box 858

Valley Forge, PA 19482

(610)337-1000

Mellon Investor

Services, Agent

(800)-850-1774